UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

MOXIAN (BVI) INC.
(Name of Issuer)

Ordinary Shares, Par Value $.001 per share
(Title of Class of Securities)

G6S34K105
(CUSIP Number)

Elliot H. Lutzker, Davidoff Hutcher & Citron LLP, 605 Third Ave., NY, NY 10158 (212) 557-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G6S34K105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Conglin Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,930,378
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
20,930,378
	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,930,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.4%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

Ordinary Shares, $.001 par value

Moxian (BVI) Inc.

Unit 911, Tower 2, Silvercord

30 Canton Road, Tsimshatsui

Hong Kong SAR, SARF4-22991110

Item 2.	Identity and Background

(a)	Conglin Deng

(b)	Moxian (BVI) Inc.

Unit 911, Tower 2, Silvercord

30 Canton Road, Tsimshatsui

Hong Kong SAR, SARF4-22991110

(c)	Conglin Deng is the Chief Executive Officer and an Executive Director of the Issuer. See Item 1 above for Mr. Deng’s business address. Mr. Deng is the sole shareholder of Bridgeforrest (BVI), Inc. (“Bridgeforrest”), a British Virgin Islands investment entity, with a business address at 1202, Block B, Jiahui Center, 6 Jialing Li, Chaoyang District, Beijing, China.

(d)	No criminal proceedings for Mr. Deng or Bridgeforrest.

(e)	No civil proceedings for Mr. Deng or Bridgeforrest.

(f)	Hong Kong

Item 3.	Source and Amount of Funds or Other Considerations

Mr. Deng used personal funds to purchase all ordinary shares and preferred shares of the Issuer.

Item 4.	Purpose of Transaction

The 5,000,000 preferred shares were issued in order for Mr. Deng to maintain voting control.

Item 5.	Interest in Securities of the Issuer

(a)	Based on 35,554,677 ordinary shares issued and outstanding as of May 1, 2023. Mr. Deng holds 197,378 ordinary shares, and Bridgeforrest owns 5,733,000 ordinary shares and 5,000,000 preferred shares, with each preferred share having three (3) ordinary votes at a meeting of shareholders. As a result, Mr. Deng beneficially owns approximately 41.4% of the outstanding voting power.

(b)	Mr. Deng has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of all shares. He is the sole shareholder of Bridgeforrest (BVI), Inc., a British Virgin Islands company, which is the record owner of all but 197,378 ordinary shares beneficially owned by Mr. Deng.

(c)	No transactions have been effected within the past sixty (60) days other than Mr. Deng’s transfer of shares to the Depository Trust Company.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the securities included in this Schedule.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2023
Dated

/s/ Conglin Deng
Signature

Conglin Deng, Chief Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).